UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Amendment of 2023 Employee Incentive Plan

On September 18, 2024, Mobile-health Network Solutions has amended its previously adopted 2023 Employee Incentive Plan to expand the number of Class A ordinary shares of the Company available for the granting of awards, effective October 7, 2024 (the “Amendment”). A copy of the Amendment is attached hereto as Exhibit 99.1, and is incorporated by reference herein. The foregoing summary of the terms of the Amendment is subject to, and qualified in its entirety by, such document. The Amendment was approved by the Employee Incentive Plan Committee of the Company. Pursuant to the Amendment, the maximum aggregate number of Class A ordinary shares of the Company authorized for issuance each financial year under the 2023 Employee Incentive Plan shall increase to a number equal to 15% of the total number of issued and outstanding Class A ordinary shares of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 20, 2024	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment to Mobile-health Network Solutions 2023 Employee Incentive Plan.

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